# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Falcon's Beyond Global, Inc., CIK 0001937987
CUSIP: 306121104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1768 Park Center Drive, Orlando, Florida (FL), 32835
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0002011303
Persons authorized to receive notices and communications: Christine E. Zellar-Church, c/o Tillman's Corner Trust, 3420 Pump Rd #348, Henrico, Virginia (VA), 23233, 407-630-9143

## Reporting persons
- Tillman's Corner Trust (CIK 0002011303): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,431,732; sole dispositive power 0; shared dispositive power 2,431,732; aggregate amount beneficially owned 2,431,732 (4.9% of the class)
  Comment: (1) Represents beneficial ownership as of the date of filing. See Item 5.
  (2) Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.
- Christine E. Zellar-Church: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,431,732; sole dispositive power 0; shared dispositive power 2,431,732; aggregate amount beneficially owned 2,431,732 (4.9% of the class)
  Comment: (1) Represents beneficial ownership as of the date of filing. See Item 5.
  (2) Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Falcon's Beyond Global, Inc.
Address of issuer's principal executive offices: 1768 Park Center Drive, Orlando, Florida (FL), 32835
Comment:
Explanatory Note

This Amendment No.1 ("Amendment No.1") to Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Falcon's Beyond Global, Inc., a Delaware corporation (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed on February 13, 2024 (the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein as beneficially owned were acquired as follows:

1. 2,026,444 shares of Class A Common Stock were acquired in connection with the business combination transaction contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended by Amendment No. 1 dated June 25, 2023, Amendment No. 2 dated July 7, 2023, and Amendment No. 3 dated September 1, 2023 (the "Merger Agreement"), by and among the Issuer, FAST Acquisition Corp. II, a Delaware corporation ("FAST II"), Falcon's Beyond Global, LLC, a Florida limited liability company that has since redomesticated as a Delaware limited liability company ("Falcon's LLC"), and Palm Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer ("Merger Sub"), pursuant to which, among other things, Falcon's LLC combined with FAST II in a series of transactions (collectively, the "Business Combination") that resulted in the Issuer becoming a publicly traded company and controlling Falcon's LLC in an "Up-C" structure.

As a result of the Business Combination, on October 6, 2023, TC Trust received (i) 1,989,422 shares of Class A Common Stock in exchange for an equal number of limited liability common units of Falcon's LLC ("Common Units") and (ii) 40,725 shares of 8% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of the Issuer ("Series A Preferred Stock") in consideration for the cancellation of outstanding indebtedness in the amount of approximately $407,250 owed to TC Trust by Falcon's LLC. Such Series A Preferred Stock was convertible by the holder, and in certain circumstances by the Issuer, into a number of shares of Class A Common Stock at a conversion rate of 0.90909 shares of Class A Common Stock for each share of Series A Preferred Stock held. On November 6, 2023, pursuant to the terms of the Certificate of Designation of the Series A Preferred Stock ("Certificate of Designation"), all outstanding shares of Series A Preferred Stock automatically converted into shares of Class A Common Stock at a conversion rate of 0.90909 shares of Class A Common Stock for each share of Series A Preferred Stock in accordance with the Certificate of Designation. Cash was paid in lieu of fractional shares in accordance with the terms of the Series A Preferred Stock. As a result, TC Trust received an additional 37,022 shares of Class A Common Stock for the 40,725 shares of Series A Preferred Stock then held.

2. An additional 405,288 shares of Class A Common Stock were acquired in connection with the Issuer's stock dividend effective as of December 17, 2024, which paid TC Trust 0.2 shares of Class A Common Stock per share held. The acquisition of such shares was exempt under Rule 16a-9 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

## Item 4. Purpose of Transaction
Purpose of transaction: The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As reported on the cover pages hereto, the Reporting Persons may each be deemed to beneficially own 2,431,732 shares of Class A Common Stock, representing 4.9% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 49,135,017 shares of Class A Common Stock issued and outstanding as of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: The information provided and incorporated by reference in Item 5(a) is hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 18, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock issued and outstanding. The filing of this Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

## Signatures
- Tillman's Corner Trust: /s/ Christine E. Zellar-Church, Christine E. Zellar-Church, Trustee (01/14/2026)
- Christine E. Zellar-Church: /s/ Christine E. Zellar-Church, Christine E. Zellar-Church (01/14/2026)